UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 5 October 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Sasol's repurchase programme reaches 3% mark

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

SASOL'S REPURCHASE PROGRAMME REACHES 3% MARK

1. INTRODUCTION

    Shareholders are advised that Sasol has through a wholly-
    owned subsidiary, Sasol Investment Company (Pty) Limited
    ("SIC") purchased 3% of its own shares on the open market of
    the JSE Limited ("JSE"), in accordance with the general
    authority granted by its shareholders at its annual general
    meeting held on 23 November 2006 ("the repurchase").

2. IMPLEMENTATION

    As at 30 June 2007 14 919 592 Sasol ordinary shares in
    aggregate had been repurchased, equivalent to approximately
    2,4% of Sasol's issued share capital.

    The repurchase programme was suspended during Sasol's closed
    period (between 30 June 2007 and 11 September 2007) but
    recommenced on 12 September 2007 on a day-to-day basis as
    market conditions allowed. Between 12 September 2007 and 3
    October 2007 a further 4 531 897 Sasol ordinary shares were
    repurchased.

    A total of 19 451 489 Sasol ordinary shares, equivalent to
    3,09% of the issued share capital of Sasol, had been
    purchased by SIC by 3 October 2007.

    Details of shares repurchased since the commencement of the
    repurchase programme are as follows:-

Number of ordinary shares repurchased	19 451 489
Cost of ordinary shares repurchased	R 5 060 million
Highest price paid per ordinary share[*]	R 323,00
Lowest price paid per ordinary share[*]	R 215,48
Average price paid per ordinary share[*]	R 259,40

    * - excluding costs

3. EXTENT OF AUTHORITY OUTSTANDING

The extent of the authority outstanding is 43 488 686 ordinary shares, equivalent to 6,91% of the total issued ordinary share capital of Sasol. This authority is valid until the next annual general meeting scheduled for 30 November 2007.

4. SOURCE OF FUNDS

Repurchases have been and will in future continue to be funded from available cash resources.

5. DIRECTORS' STATEMENT

The Directors have considered the effect of the repurchases and are of the opinion that:

5.1 the Company and the Group will be able in the ordinary course of business to pay their debts for the period of 12 months after the date of this announcement;

5.2 the assets of the Company and the Group will exceed liabilities for a period of 12 months after the date of this announcement, measured in accordance with the accounting policies used in the Company's financial statements for the financial year ended 30 June 2007;

5.3 the share capital and reserves of the Company and the Group will be adequate for ordinary business purposes for the period of 12 months from the date of this announcement; and

5.4 the working capital of the Company and the Group will be adequate for ordinary business purposes for the period of 12 months from the date of this announcement.

The directors confirm that the repurchase programme was effected through the order book operated by the JSE trading system and without any prior understanding or arrangement between the Company and the respective counterparties.

6. ILLUSTRATIVE FINANCIAL EFFECTS OF THE REPURCHASE

The directors of Sasol are responsible for the preparation of the unaudited pro forma financial information, which has been included for the purposes of illustrating the effect of the repurchases on Sasol's earnings, headline earnings, net asset value and net tangible asset value per share on the relevant reporting date. Due to their nature, the unaudited pro-forma financial effects may not be a fair reflection of Sasol's financial position after the implementation of the repurchases or of Sasol's future earnings.

		Before[1]	After[2]	Percentage change (%)
Attributable earnings per share	cents	2 731	2 772	1,5
Diluted earnings per share	cents	2 698	2 737	1,4
Headline earnings per share	cents	2 534	2 569	1,4
Fully diluted headline earnings per share	cents	2 503	2 536	1,3
Weighted average number of shares	million	624,9	605,4	(3,1)
Weighted average diluted number of shares	million	632,6	613,1	(3,1)
Net asset value per share	cents	10 400	9 902	(4,8)
Net tangible asset value per share	cents	10 207	9 702	(4,9)
Total issued number of shares (after share repurchases)	million	627,7	608,3	(3,1)

Notes and Assumptions:

1) Restated unaudited pro forma financial information illustrating the financial position of the Sasol Group as at 30 June 2007 and results of its operations for the year ended 30 June 2007, before the repurchase of any Sasol ordinary shares. The financial effects of the 2,4% Sasol ordinary shares repurchased during the period from 7 March 2007 to 30 June 2007, which are included in the financial position of the Sasol Group as at 30 June 2007 and results of its operations for the year ended 30 June 2007, are reversed in order to illustrate the effects of the repurchase of 3,09% of Sasol ordinary shares.

2) The pro forma financial effects after the repurchase of 3,09% of Sasol ordinary shares are calculated on the assumption that:

   a) 3,09% of the Sasol ordinary shares were repurchased on 1 July 2006 for purposes of calculating the income statement effects and on 30 June 2007 for purposes of calculating the balance sheet effects.

   b) the repurchases were financed by excess cash on hand and interest was calculated at the prevailing interest rates for the year ended 30 June 2007.

       c)   Tax was calculated at a rate of 29%.

7.   STOCK EXCHANGE LISTING

     The repurchased shares are held by SIC as treasury shares,
     and therefore do not carry any voting rights. All the
     repurchased shares are held as a long-term investment.

5 October 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 October 2007   By: /s/ N L Joubert
                                                 Name: Nereus Louis Joubert
                                                 Title: Company Secretary